United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Amendment No.1

Under the Securities and Exchange Act of 1934

Hallmark Financial Services, Inc
(Name of Issuer)

Common Stock $.03 par value
Title of Class of Securities

40624Q104
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road Willoughby Hills, OH 44094
(440) 951-2655
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2003
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/ /

3	SEC Use only

4	Source of Funds			 PF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		5,862,103
Beneficially
Owned By Each		8	Shared Voting		181,453
Reporting Person
With			9	Sole Dispositive	5,862,103

			10	Shared Dispositive	181,453

11	Aggregate Amount Beneficially owned		6,043,561

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 16.6%

14	Type of Reporting Person	 IN




Item	1.	Security and Issuer
	The name of the issuer is Hallmark Financial Services, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices at 14651 Dallas Parkway, Suite 900,Dallas, Texas. The title of the securities to which this Statement relates is the Issuer's Common Stock, par value $0.03 per share (the "Shares").


Item 2. Identity and Background.
(a)    The name of he Reporting Person is Thomas G. Berlin.

(b) The Reporting Person's residence address is 37500 Eagle Road, Willoughby Hills, OH 44094.

(c) The Reporting Person's principal occupation is investment adviser. The principal business where such employment is conducted is Berlin Financial,Ltd. The address of Berlin Financial is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civilproceeding of a judicial or administrative body of competant jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

(f)    The Reporting Person is a United states citizen.


Item 3. Source and Amount of Funds or Other Consideration.

	On September 17, 2003, the Reporting Person purchased 5,862,103 TGB Shares (as defined in Item 5) not in his capacity as investment advisor, but in his personal capacity and with personal funds. On
September 17, 2003, Joy R.Berlin purchased 140,858 of the JRB Shares (as defined in Item 5) with personal funds. All the aquired TGB and JRB Shares were purchased through the exercise of subscription rights at a price per share of $.40. The purchase price did not consist of borrowed funds.


Item 4. Purpose of Transaction.

The Reporting Person purchased the TGB Shares and Joy R. Berlin purchased the JRB Shares solely for investment purposes.

(a) The Reporting Person may aquire additional shares or, upon compliance with applicable securities laws, may dispose of any additional shares and/or the Berlin Shares or the TGB Shares at any time in the open market or otherwise.

(b)-(j) Not applicable


Item 5. Interest in Securities of the Issuer

(a) The Reporting Person has beneficial ownership of 6,043,561 Shares(the "Berlin Shares"). The Berlin Shares constitute 16.6% of Shares outstanding as of the Issuer's most recent available filing.


(b)	The Reporting Person has sole power to vote or to direct the vote or to dispose or direct  the disposition of 5,862,103 Shares
(the "TGB Shares"). The Reporting Person and his spouse, Joy R. Berlin, have the shared power to vote or direct the vote or to dispose or to direct the disposition of 181,453 Shares (the "JRB Shares"). Joy R. Berlin's residence is 37500 Eagle Road, Willoughby Hills,Ohio, 44094. Joy R. Berlin is not currently employed. During the last five years, oy R. Berlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws.

(c)     The Reporting Person has not purchased any other shares since
July 17, 2003.


(d)	None


(e)     Not applicable



Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to the Issuer.

	The Reporting person's wife,Joy R. Berlin, individually, owns 181,458 shares. Through an understanding between the Reporting Person and Joy R.Berlin,the Reporting Person has beneficial ownership, shared power to dispose or to direct the disposition of and shared power to vote or to direct the vote of such Shares. Joy R. Berlin disclaims beneficial ownership of any of the 5,862,103 TGB Shares.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in
            this statement is true, complete and correct.

Date:	February 5, 2004


/s/
Thomas G. Berlin